VIA EDGAR

December 13, 2024

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Benjamin Holt
Jeffrey Gabor

RE:	Neptune REM, LLC

Offering Statement on Form 1-A

Post-qualification Amendment No. 1

Filed November 15, 2024

File No. 024-12356

Dear Messrs. Holt and Gabor:

On behalf of Neptune REM, LLC, a Delaware series limited liability company (the “Company”), we hereby respond to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received in a letter dated November 26, 2024, relating to the Company’s Post-qualification Amendment No. 1 to the Offering Statement on Form 1-A filed with the Commission on November 15, 2024 (the “Comment Letter”). Responses to the comments in the Comment Letter are set forth in this letter, and the Company is concurrently submitting Post-qualification Amendment No. 2 to the Offering Statement on Form 1-A (the “Amended Offering Statement”).

Please note that, for the Staff’s convenience, we have recited the Staff’s comments in italics and provided the Company’s responses to such comments immediately thereafter. Except for any page references appearing in the Staff’s comments, all page references herein correspond to the page of the Amended Registration Statement. Capitalized terms used but not defined in this letter have the meanings ascribed to such terms in the Amended Offering Statement.

Post-qualification Amendment No. 1 filed November 15, 2024

General

1.	Please revise to clarify whether you intend to include the Reward Interests as securities to be qualified in this offering statement, or whether you have already commenced the offering of Reward Interests. If you have already commenced the offering of Reward Interests, please revise your offering statement as appropriate. Refer to Item 6 of Form 1-A.

Response

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised the Amended Offering Statement to clarify that the Reward Interests are intended to be qualified by the offering statement, and the Company has not commenced the offering of the Reward Interests.

Faith.Charles@ThompsonHine.com Phone: 212.908.3905

December 13, 2024

2.	We refer to your disclosure that you will exclude from eligibility to receive Reward Interests, among others, other accounts designated by the company as "special" accounts and VIP accounts. However, it is unclear how or when you will determine which accounts are special accounts or VIP accounts, and you appear to retain the discretion to designate which accounts are excluded from eligibility at a future date. Accordingly, it appears that you have an undetermined time to process Reward Interests and you can designate accounts as excluded for any reason. Please explain how your offering of Reward Interests is not a delayed offering and revise to comply with Rule 251(d)(3)(i)(F) of Regulation A.

Response

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the references to "special accounts” and “VIP accounts” have been deleted from the Amended Offering Statement.

Plan of Distribution

Realbricks Friends and Family Reward Program, page 27

3.	Please revise your disclosure to clarify the terms of your Rewards Program and to explain defined terms, including as follows:

•	Clarify whether, to the extent the Eligible Recipient makes a qualifying investment in more than one series, the Referrer may receive Reward Interests in more than one series.

•	Clarify the mechanics of how Reward Interests will be allocated in the event there are multiple referrals with insufficient Reward Interests remaining.

•	Reconcile your disclosure on page 2 that the Referrer will be "compensated" with Reward Interests with your disclosure here that up to 12,000 Reward Interests are available for "purchase" at a purchase price of $10.00.

•	Define the terms "'special' accounts" and "VIP accounts."

•	Explain how and when you will determine which accounts are special accounts or VIP accounts.

Response

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised the Amended Offering Statement to clarify the following terms of the Rewards Program:

•	If the Eligible Recipient makes a qualifying investment in multiple Series Interests, the Referrer's Reward Interests will be proportionally distributed among such interests. Such is described in more depth on page 27 of the Offering Statement.

•	We have clarified such on page 28 of the Offering Statement.

•	12,000 Reward Interests are available as rewards rather than “for purchase.” We have reconciled these references throughout the Offering Statement.

•	References to "special accounts” and “VIP accounts” have been deleted.

Please direct any questions or comments concerning this response to the undersigned at (212) 908-3905 or faith.charles@thompsonhine.com.

December 13, 2024

Very truly yours,

/s/ Faith L. Charles

Faith L. Charles

cc:              Kevin Cottrell